Zasocitinib IR Event Phase 3 Psoriasis Data Presented at AAD March 28th, 2026 ET / March 29th, 2026 JST This material is prepared and distributed solely for the purpose of providing information about Takeda's management or business to shareholders, investors, and analysts, and is not intended to induce purchase or prescription of any specific drugs and other products. This material is not intended for healthcare professionals, patients, or other persons other than those mentioned above. This material is prohibited from being used by persons other than those mentioned above and for the purpose other than one mentioned above. Photo: IFPA | All the Colors We Are

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Opening Remarks Julie Kim, CEO-Elect Phase 3 Psoriasis Results Chinwe Ukomadu, Head of GI&I Therapeutic Area Market Opportunity Rhonda Pacheco, President, U.S. Business Unit; U.S. Country Head Question & Answer Session AGENDA 1. 2. 3. 4.

Preparing to launch 3 transformative medicines in the next 15 months setting Takeda on a new growth trajectory 4 Oveporexton Narcolepsy Type 1 Rusfertide Polycythemia Vera Zasocitinib Psoriasis Expected launch 2026 (H2) Expected launch 2026 (H2) Expected launch 2027 (H1) First orexin agonist to NDA submission with compelling efficacy across the broad spectrum of NT1 symptoms Primed to trigger a paradigm shift in the treatment of NT1 Hepcidin mimetic delivering durable & sustained hematocrit control addressing major unmet need Set to revolutionize outcomes at each step in the treatment landscape Next-generation, highly selective oral TYK2 inhibitor delivering rapid and durable skin clearance in a convenient once-daily pill Poised to be a leading oral option in an expanding oral market Estimated launch timings are all pending regulatory approval. Breakthrough Designation Fast Track Designation Orphan Drug Designation

Zasocitinib: Poised to be a leading oral treatment option for patients with psoriasis – significantly expanding the oral market 1 32 Convenient once-daily pill without fasting restrictions Rapid and durable skin clearance, with no new safety signals Next-generation, highly selective oral TYK2 inhibitor Zasocitinib U.S. and global filings on track to start in FY26 5

Zasocitinib Phase 3 Psoriasis Results

Zasocitinib: Next-generation, highly selective oral TYK2 inhibitor[1,2]

- More than 1 millionfold greater binding selectivity for TYK2 versus JAK1, JAK2 and JAK3[1,2]
- Maintains 24-hour inhibition of IL-23 plus other core disease-driving immune pathways without any inhibition of JAK1, JAK2 and JAK3 pathways.[2,3]
- Well tolerated and efficacious in a phase 2b trial in patients with moderate-to-severe plaque psoriasis[4]

Objective:

To evaluate the efficacy and safety of zasocitinib in adults with moderate-to-severe plaque psoriasis in two pivotal phase 3 studies: LATITUDE-PsO-3001 (NCT06088043) and LATITUDE-PsO-3002 (NCT06108544)



IL-12
TYK2-mediated Cytokines
IFN-α/β
IL-23
Cytokine receptor
Cell membrane
JAK
TYK2
Zasocitinib
Downstream proinflammatory signaling

IFN, interferon; IL, interleukin; JAK, Janus kinase; TYK, tyrosine kinase

1. Leit S *et al. J Med Chem* 2023;66:10473–96; 2. Mehrotra S et al. *J Invest Dermatol* 2025;146:214–22;
3. Rusiñol L and Puig L. *Int J Mol Sci* 2023;24:3391. 4. Armstrong A *et al. JAMA Dermatol* 2024;160:1066–74.

7

LATITUDE-PsO-3001 and 3002 were randomized, multicenter, double-blind, placebo- and apremilast-controlled phase 3 trials 8 Endpoints Co-primary endpoints at Week 16 (versus placebo): • sPGA 0/1a • PASI 75 Key secondary endpoints (versus placebo or apremilast) included: • PASI 75 at Week 4 • sPGA 0, PASI 75/90/100 or DLQI 0/1b at Week 16/24 • sPGA 0/1 or PASI 75 maintenance at Week 60 Safety endpoints included: • TEAEs; laboratory parameters Eligibility • Adults (≥ 18 years) • Plaque psoriasis diagnosis for ≥ 6 months prior to screening • PASI ≥ 12, sPGA ≥ 3, ≥ 10% BSA • Candidate for phototherapy or systemic therapy aWith a ≥ 2-point decrease from baseline. bWith a baseline DLQI score ≥2. BSA, body surface area; DLQI, Dermatology Life Quality Index; F/U, follow-up; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment; TEAE, treatment-emergent adverse events.

Baseline demographics and characteristics were generally similar across treatment arms in each study

	LATITUDE-PsO-3001			LATITUDE-PsO-3002		
	Zasocitinib (n = 416)	Apremilast (n = 137)	Placebo (n = 140)	Zasocitinib (n = 555)	Apremilast (n = 276)	Placebo (n = 277)
Age, years	43.8 (13.26)	46.0 (14.10)	45.3 (13.54)	45.8 (13.33)	46.1 (13.37)	46.5 (13.19)
Sex, male, n (%)	295 (70.9)	95 (69.3)	93 (66.4)	367 (66.1)	187 (67.8)	188 (67.9)
Race, White, n (%)	255 (61.3)	88 (64.2)	87 (62.1)	472 (85.0)	233 (84.4)	240 (86.6)
BMI, kg/m^2	29.7 (6.8)	28.5 (6.3)	28.2 (6.5)	30.2 (6.8)	30.1 (6.5)	30.4 (7.2)
Psoriasis duration, median (range) years[a]	13.6 (0.6–62.4)	14.0 (0.6–71.3)	12.5 (0.6–59.3)	15.1 (0.5–69.2)	16.5 (0.6–60.5)	15.1 (0.6–65.9)
PASI score	19.7 (7.5)	20.5 (9.0)	20.3 (7.4)	21.3 (9.3)	21.4 (8.6)	21.1 (8.5)
sPGA score						
3 (moderate), n (%)	329 (79.1)	116 (84.7)	112 (80.0)	473 (85.2)	237 (85.9)	228 (82.3)
4 (severe), n (%)	85 (20.4)	21 (15.3)	28 (20.0)	80 (14.4)	39 (14.1)	48 (17.3)
BSA, %	24.0 (14.0)	25.8 (15.9)	24.2 (14.4)	27.9 (17.9)	27.8 (16.5)	27.0 (16.3)
DLQI score[b]	12.7 (7.2)	11.1 (6.5)	12.2 (7.3)	11.6 (7.2)	11.5 (6.7)	12.2 (7.4)
Bio-experienced, n (%)	141 (33.9)	40 (29.2)	45 (32.1)	155 (27.9)	80 (29.0)	83 (30.0)

Data are mean (SD) unless otherwise stated. [a]Data missing for one patient receiving zasocitinib (LATITUDE-PsO-3002). [b]Data missing for three patients receiving zasocitinib and one receiving apremilast (LATITUDE-PsO-3001), and for three patients receiving zasocitinib, one patient receiving apremilast, and four patients receiving placebo (LATITUDE-PsO-3002).
BMI, body mass index; BSA, body surface area; DLQI, Dermatology Life Quality Index; PASI, Psoriasis Area and Severity Index; SD, standard deviation; sPGA, static Physician's Global Assessment.

9

LATITUDE-PsO-3002 Zasocitinib met the co-primary endpoints in both studies (sPGA 0/1 and PASI 75 versus placebo at Week 16) 10 PASI 75sPGA 0/1a PASI 75sPGA 0/1a aWith a ≥ 2-point decrease from baseline. Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: Zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: Zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. LATITUDE-PsO-3001

LATITUDE-PsO-3002 LATITUDE-PsO-3001 Rapid skin clearance as early as week 4 with zasocitinib 11 PASI 75 PASI 75sPGA 0/1a aWith a ≥ 2-point decrease from baseline. Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: Zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: Zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001, ̂ ^ nominal p<0.01 CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. *** 17% 6% 4% ^^ 23% 16% 5% ^^ 21% 12% 9% ^^^^ sPGA 0/1a 31% 18% 9% ^^^^

Zasocitinib led to greater proportions of patients achieving PASI 90 than apremilast or placebo as early as Week 4 12 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: Zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: Zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CfB, change from baseline; CI, confidence interval; PASI, Psoriasis Area and Severity Index; BSA, body surface area. Baseline Week 16 PASI: 15.8 PASI: 0.7 (CfB 95.6%) PASI 90 Responder: Baseline BSA 25% LATITUDE-PsO-3001 LATITUDE-PsO-3002 PASI 90 PASI 90

Zasocitinib led to greater proportions of patients achieving clear skin versus apremilast or placebo as early as Week 8 13 sPGA 0 sPGA 0 PASI 100 PASI 100 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: Zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: Zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. LATITUDE-PsO-3002 LATITUDE-PsO-3001

LATITUDE-PsO-3001 Zasocitinib led to greater proportions of patients achieving clear skin versus apremilast or placebo as early as Week 8 14 Baseline PASI: 31.3 PASI: 0 Week 16 PASI 100 Responder: Baseline BSA 62% PASI 100 PASI 100 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: Zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: Zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; BSA, body surface area. LATITUDE-PsO-3002

Zasocitinib demonstrated superior improvement in DLQI versus apremilast or placebo as early as Week 4 15 LATITUDE-PsO-3002LATITUDE-PsO-3001 DLQI 0/1a DLQI 0/1a aBased on evaluable patients defined as a subset of full analysis set with a baseline DLQI score ≥2 (with nonresponder imputation). Number of evaluable patients for LATITUDE-PsO-3001: zasocitinib (n = 406), apremilast (n = 133), placebo (n = 133). Number of evaluable patients for LATITUDE-PsO-3002: zasocitinib (n = 525), apremilast (n = 263), placebo (n = 260). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval, DLQI, Dermatology Life Quality Index.

Zasocitinib was well tolerated with no new safety signals identified through Week 16

Day 0 to Week 16

TEAEs from LATITUDE-PsO-3001 and 3002[a]	Zasocitinib (n = 970) n	Zasocitinib (n = 970) %[b], (95% CI)[c]	Apremilast (n = 412) n	Apremilast (n = 412) %[b], (95% CI)[c]	Placebo (n = 417) n	Placebo (n = 417) %[b], (95% CI)[c]
Any TEAE	605	**62.1** (59.0–65.1)	207	**50.5** (45.7–55.4)	196	**46.9** (42.0–51.7)
Leading to discontinuation	31	**3.2** (2.1–4.3)	11	**2.6** (1.1–4.2)	3	**< 1** (0.0–1.6)
SAE	29	**3.0** (1.9–4.1)	6	**1.5** (0.3–2.7)	2	**< 1** (0.1–1.7)
Death	1[d]	**< 1** (0.0–0.6)[d]	0	**0** (0.0–0.9)	0	**0** (0.0–0.9)
Most frequent TEAE (≥ 5%)[e]						
URTI	100	**10.1** (8.2–12.0)	24	**6.0** (3.7–8.3)	13	**3.2** (1.5–4.8)
Acne	62	**6.5** (5.0–8.1)	3	**< 1** (0.0–1.7)	1	**< 1** (0.0–1.3)
Nasopharyngitis	60	**6.2** (4.7–7.7)	23	**5.4** (3.2–7.5)	20	**4.7** (2.7–6.6)
Diarrhea	30	**3.1** (2.0–4.2)	33	**8.2** (5.5–10.9)	8	**1.8** (0.6–3.1)
Headache	27	**2.8** (1.8–3.9)	26	**6.3** (4.0–8.7)	8	**1.9** (0.6–3.2)
Nausea	20	**2.1** (1.2–3.0)	23	**5.5** (3.3–7.8)	5	**1.2** (0.1–2.2)

- **No new safety signals** observed through **week 24**
- Most TEAEs were **mild** or **moderate**
- **Laboratory parameters** (e.g. lymphocytes, liver enzymes, lipids) demonstrated **no clinically meaningful trends** over time in both studies

TEAEs were coded using MedDRA v28.1.
[a]Events starting while on initial treatment are included. [b]Sample size adjusted incidence rate x 100. [c]95% Wald CI unless 0 events occur in either trial, in which case a 95% exact binomial CI is used. [d]Death occurred 1 day after first dose date (unrelated to treatment). [e]Most frequently reported adverse events occurring in ≥ 5% of patients in any treatment group. CI, confidence interval; MedDRA, Medical Dictionary for Regulatory Activities; TEAE, treatment-emergent adverse event; SAE, serious adverse event; URTI, upper respiratory tract infection.

16

LATITUDE-PsO-3001 and 3002 were randomized, multicenter, double-blind, placebo- and apremilast-controlled phase 3 trials 17 Endpoints Co-primary endpoints at Week 16 (versus placebo): • sPGA 0/1a • PASI 75 Key secondary endpoints (versus placebo or apremilast) included: • PASI 75 at Week 4 • sPGA 0, PASI 75/90/100 or DLQI 0/1b at Week 16/24 • sPGA 0/1 or PASI 75 maintenance at Week 60 Safety endpoints included: • TEAEs; laboratory parameters Eligibility • Adults (≥ 18 years) • Plaque psoriasis diagnosis for ≥ 6 months prior to screening • PASI ≥ 12, sPGA ≥ 3, ≥ 10% BSA • Candidate for phototherapy or systemic therapy Randomized withdrawal 40 aWith a ≥ 2-point decrease from baseline. bWith a baseline DLQI score ≥2. BSA, body surface area; DLQI, Dermatology Life Quality Index; F/U, follow-up; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment; TEAE, treatment-emergent adverse events.

More than 90% of patients continuing zasocitinib at Week 40 maintained sPGA 0/1, PASI 75 and PASI 90 through Week 60 18 sPGA 0/1 PASI 75 LATITUDE-PsO-3002 randomized withdrawal Most (59%, 69% and 52%) patients re-randomized from zasocitinib to placebo at Week 40 maintained sPGA 0/1, PASI 75, and PASI 90, respectively, for an additional ~5 months PASI 90 91% Evaluable patients based on the full analysis set for randomized withdrawal with nonresponder imputation. Number of patients for sPGA 0/1: zasocitinib–zasocitinib (n = 255), zasocitinib–placebo (n = 126). Number of patients for PASI 75: zasocitinib–zasocitinib (n = 273), zasocitinib–placebo (n = 134). Number of patients for PASI 90: zasocitinib–zasocitinib (n = 238), zasocitinib–placebo (n = 122) . P values for comparison versus zasocitinib–placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001; ***† nominal p <0.001. PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. †

Zasocitinib: Enabling expansion with focused LCM programs 19 PHASE 2 START PHASE 2b READOUT PHASE 3 START PHASE 3 READOUT FILING Psoriasis March 2023 Nov 2023 Dec 2025 Target FY2026 Psoriasis H2H vs deucravacitinib July 2025 Target FY2026 Psoriasis Pediatric Dec 2025 Psoriatic Arthritis Sept 2023 March 2024 Target FY2027 Crohn’s Disease March 2024 (Ph2b) Target FY2026 Ulcerative Colitis June 2024 (Ph2b) Target FY2026 Vitiligo Dec 2025 (Ph2b) Hidradenitis Suppurativa Feb 2026 (Ph2a) Milestone achieved All timelines are approximate estimates as of March 28, 2026 are subject to change and are subject to clinical and regulatory success. Table is not comprehensive. For full glossary of abbreviations please refer to appendix.

Zasocitinib: Rapid and durable skin clearance in a convenient once-daily pill

Zasocitinib demonstrated rapid and durable skin clearance

- 49% of patients achieved clear skin, sPGA 0, by week 24
- **Rapid response**, demonstrated by early separation for PASI 75 and sPGA 0/1 at week 4
- **Durable response**, >90% of patients continuing zasocitinib at week 40 maintained sPGA 0/1 and PASI 90 through week 60
- **Improved quality of life** was observed by week 4, with responses continuing to increase over time, reaching up to 60% of patients reporting no impact of psoriasis on daily life (DLQI 0/1) at week 24

Week 24	3001 Study	3002 Study
sPGA 0/1	74%	71%
PASI 90	69%	63%
sPGA 0	49%	41%
PASI 100	42%	32%

Zasocitinib was generally well-tolerated

- The safety profile of zasocitinib was consistent with that previously reported[1]
- No observed trends in labs over time such as cholesterol or lipids increases[2]

20

1. Armstrong AW, Gooderham M, Lynde C, et al. Tyrosine Kinase 2 Inhibition With Zasocitinib (TAK-279) in Psoriasis: A Randomized Clinical Trial. *JAMA Dermatol.* 2024;160(10):1066-1074. doi:10.1001/jamadermatol.2024.2701
2. Increases in lipids such as cholesterol and triglycerides are known to be associated with JAK inhibition

Zasocitinib Market Opportunity & Commercialization 21

Transformational efficacy with next-generation orals can give patients an opportunity to achieve clear skin without proceeding to biologics

Takeda

Today many moderate-to-severe psoriasis patients are sub-optimally treated with only ~50% on advanced therapies

Patients often delay initiating biologic therapy due to concerns about injections, safety, and lifestyle impact, resulting in prolonged use of ineffective conventional treatments[1]

Next-generation orals can provide efficacious options positioned to drive significant growth of the oral segment

~3x the number of patients treated with an oral therapy over the next decade (~100K to ~300K)[2]


US Psoriasis Market Growth
Moderate-to-Severe (M2S) Treated Patients
~1M
~1.3M
M2S Treated Patients
3% CAGR2
11% CAGR
5% CAGR
Advanced Therapy
10%
40%
50%
22%
51%
27%
Advanced Therapy
FY24
FY34
Conventional Therapies1
Biologics
Orals

22

1. Conventional therapies include Oral + Topical Steroid, DMARD, & Retinoid 2. US Claim Data (IQVIA SOB Report) and Takeda Forecasting Insights

Zasocitinib: Meeting patient needs with a treatment that fits effortlessly into daily life




PUR

It's very exciting for our community to have a potential new oral systemic option to treat their psoriasis. ***People living with psoriasis deserve treatment options that help them manage this disease so that they can maintain a high quality of life.*** *It's great for them and their health care provider to have another option to turn to.*

Leah M. Howard, J.D.
President and CEO of the National Psoriasis Foundation

This transition towards oral therapies could lead to ***more convenient treatment*** *regimens for patients,* ***enhancing adherence*** *and* ***improving their quality of life.***[1]

Orhan Yilmaz
College of Medicine, University of Saskatchewan

Rapid and Durable Skin Clearance in a Convenient Once-Daily Pill, No Fasting Restrictions[2]

Zasocitinib delivered clear to almost clear skin for ~70% of patients by week 16

- Rapid onset
- Durable skin clearance
- No new safety signals

Fits effortlessly into daily life

- Once daily oral dosing
- Can be taken any time; no fasting restrictions

2. Profile based on Ph3 data

23

Photos: IFPA | All the Colors We Are 1. Yilmaz O, Pinto JP, Torres T. New and emerging oral therapies for psoriasis. *Drugs Context*. 2024;13:2024-5-6.

24 Continued investment to maximize zasocitinib’s commercial impact and market potential Demonstrated success in an adjacent, highly competitive autoimmune market with Entyvio – #1 prescribed IBD treatment (UC and Crohn’s combined)1 In-depth knowledge and experience of payer dynamics to drive effective market access strategies and pull-through Early external engagement with KOLs & patient advocacy as well as continuing to build awareness of the strong safety profile consistent with selective TYK2 inhibition 1. Source: US IBD Patient Share – IQVIA Takeda’s proven immunology leadership positions it to execute a successful zasocitinib launch

Zasocitinib is positioned to transform and expand the oral advanced therapy market in psoriatic disease

Takeda

Poised to Lead Among Oral Options in the Growing Psoriasis Market

PsO

US Pso Market Evolution Over the Next Decade

1.0M → 1.3M Moderate to Severe Psoriasis treated patients growing at low single digits

10% → 22% Significant expansion of the oral market driven by next-gen oral entrants

~3x more patients treated with an oral therapy

\+

Rapidly Expanding Within Psoriatic Disease

PsA

Ph3 Psoriatic Arthritis (PsA) data expected in FY27

=

Global Peak Revenue Potential For PsO + PsA

PsO PsA

$3-6B[1]

Enabling Expansion with Focused LCM Programs that Unlock Significant Future Upside

\+

Dermatology →

Vitiligo
Ph2 started FY25

Hidradenitis Suppurativa
Ph2 started FY25

Gastroenterology →

Crohn's Disease
Ph2 data expected FY26

Ulcerative Colitis
Ph2 data expected FY26

25

1. Please refer to the Important Notice at the start of this presentation for more information about peak revenue estimates.

Zasocitinib: Poised to be a leading oral treatment option for patients with psoriasis – significantly expanding the oral market 1 32 Convenient once-daily pill without fasting restrictions Rapid and durable skin clearance, with no new safety signals Next-generation, highly selective oral TYK2 inhibitor Zasocitinib U.S. and global filings on track to start in FY26 26

Q&A Session JULIE KIM CEO Elect RHONDA PACHECO President, U.S. Business Unit; U.S. Country Head CHINWE UKOMADU Head of GI&I Therapeutic Area Unit

Appendix

29 Once-daily Oral Zasocitinib Demonstrates Rapid and Reproducible Skin Clearance with a Consistent Safety Profile in Moderate-to-Severe Plaque Psoriasis: Results from Two Randomized Phase 3 Trials (LATITUDE-PsO-3001 and 3002) Melinda Gooderham, Vivian Laquer, Jianzhong Zhang, Joanna Narbutt, Akimichi Morita, Paula Luna, Wenwen Zhang, Warren Winkelman, Edith Angellotti, Kim Papp, April Armstrong Presenting author: Dr Melinda Gooderham SKiN Centre for Dermatology, Queen’s University and Probity Medical Research, Peterborough, Ontario, Canada Presented at the 2026 AAD Annual Meeting, 27–31 March 2026, Denver, Colorado, USA Presentation #79730

30 Disclosures Dr Melinda Gooderham has been an investigator, speaker and/or advisor for: AbbVie, Acelyrin, Akros, Alumis, Amgen, AnaptysBio, Apogee, Arcutis, Aristea, Bausch Health, Bristol Myers Squibb, Boehringer Ingelheim, Dermavant, Dermira, Eli Lilly, Galderma, GSK, Incyte, Inmagene, JAMP Pharma, Janssen, L’Oreal, LEO Pharma, MedImmune, Meiji, Moonlake, Nektar, Nimbus, Novartis, Organon, Oruka, Pfizer, Q32 Bio, Regeneron, Sanofi Genzyme, Sun Pharma, Takeda, Tarsus, UCB, Union, Ventyx and Vyne

Zasocitinib is an investigational, oral, allosteric, highly selective and potent TYK2 inhibitor[1,2]

- More than 1 millionfold greater binding selectivity for TYK2 versus JAK1, JAK2 and JAK3[1,2]
- Maintains 24-hour inhibition of IL-23 plus other core disease-driving immune pathways[2,3]
- Well tolerated and efficacious in a phase 2b trial in patients with moderate-to-severe plaque psoriasis[4]

Objective:

To evaluate the efficacy and safety of zasocitinib in adults with moderate-to-severe plaque psoriasis in two pivotal phase 3 studies: LATITUDE-PsO-3001 (NCT06088043) and LATITUDE-PsO-3002 (NCT06108544)


TYK2-mediated cytokines
IL-12
IFN-α/β
IL-23
Cytokine receptor
Cell membrane
JAK
TYK2
Zasocitinib
ATP
Downstream proinflammatory signaling

ATP, adenosine triphosphate; IFN, interferon; IL, interleukin; JAK, Janus kinase; TYK, tyrosine kinase.

1. Leit S *et al. J Med Chem* 2023;66:10473–96; 2. Mehrotra S et al. *J Invest Dermatol* 2025;146:214–22; 3. Rusiñol L and Puig L. *Int J Mol Sci* 2023;24:3391. 4. Armstrong A *et al. JAMA Dermatol* 2024;160:1066–74.

LATITUDE-PsO-3001 and 3002 were randomized, multicenter, double-blind, placebo- and apremilast-controlled phase 3 trials



LATITUDE-PsO-3001
Randomization 3:1:1 (N = 693)
Zasocitinib (n = 416)
Apremilast (n = 137)
Placebo (n = 140)
PASI 50?
PASI 75?
Yes
No
Zasocitinib
Apremilast
Placebo
SCREENING
SAFETY F/U
Day –35 Week 0 16 24 40 52 56
LATITUDE-PsO-3002
Randomization 2:1:1 (N = 1108)
Zasocitinib (n = 555)
Apremilast (n = 276)
Placebo (n = 277)
2:1
Day –35 Week 0 16 24 40 60 64

Eligibility

- Adults (≥ 18 years)
- Plaque psoriasis diagnosis for ≥ 6 months prior to screening
- PASI ≥ 12, sPGA ≥ 3, ≥ 10% BSA
- Candidate for phototherapy or systemic therapy

Endpoints

Co-primary endpoints at Week 16 (versus placebo):

- **sPGA 0/1[a]**
- **PASI 75**

Key secondary endpoints (versus placebo or apremilast) included:

- PASI 75 at Week 4
- sPGA 0, PASI 75/90/100 or DLQI 0/1[b] at Week 16 or 24
- sPGA 0/1 or PASI 75 maintenance at Week 60

Safety endpoints included:

- TEAEs; laboratory parameters

[a]With a ≥ 2-point decrease from baseline. [b]With a baseline DLQI score ≥2.
BSA, body surface area; DLQI, Dermatology Life Quality Index; F/U, follow-up; PASI, Psoriasis Area and Severity Index; sPGA, static Physician's Global Assessment; TEAE, treatment-emergent adverse events.

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LATITUDE-PsO-3001 and 3002 were randomized, multicenter, double-blind, placebo- and apremilast-controlled phase 3 trials



LATITUDE-PsO-3001
Randomization 3:1:1 (N = 693)
Zasocitinib (n = 416)
Apremilast (n = 137)
Placebo (n = 140)
PASI 50?
PASI 75?
Yes
No
Zasocitinib
Apremilast
Placebo
SAFETY F/U
SCREENING
Day –35 Week 0 16 24 40 52 56
LATITUDE-PsO-3002
Randomization 2:1:1 (N = 1108)
Zasocitinib (n = 555)
Apremilast (n = 276)
Placebo (n = 277)
2:1
SAFETY F/U
SCREENING
Day –35 Week 0 16 24 40 60 64

Eligibility

- Adults (≥ 18 years)
- Plaque psoriasis diagnosis for ≥ 6 months prior to screening
- PASI ≥ 12, sPGA ≥ 3, ≥ 10% BSA
- Candidate for phototherapy or systemic therapy

Endpoints

Co-primary endpoints at Week 16 (versus placebo):

- **sPGA 0/1[a]**
- **PASI 75**

Key secondary endpoints (versus placebo or apremilast) included:

- PASI 75 at Week 4
- sPGA 0, PASI 75/90/100 or DLQI 0/1[b] at Week 16 or 24
- sPGA 0/1 or PASI 75 maintenance at Week 60

Safety endpoints included:

- TEAEs; laboratory parameters

[a]With a ≥ 2-point decrease from baseline. [b]With a baseline DLQI score ≥2.
BSA, body surface area; DLQI, Dermatology Life Quality Index; F/U, follow-up; PASI, Psoriasis Area and Severity Index; sPGA, static Physician's Global Assessment; TEAE, treatment-emergent adverse events.

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Baseline demographics and characteristics were generally similar across treatment arms in each study

	LATITUDE-PsO-3001			LATITUDE-PsO-3002		
	Zasocitinib (n = 416)	Apremilast (n = 137)	Placebo (n = 140)	Zasocitinib (n = 555)	Apremilast (n = 276)	Placebo (n = 277)
Age, years	43.8 (13.26)	46.0 (14.10)	45.3 (13.54)	45.8 (13.33)	46.1 (13.37)	46.5 (13.19)
Sex, male, n (%)	295 (70.9)	95 (69.3)	93 (66.4)	367 (66.1)	187 (67.8)	188 (67.9)
Race, White, n (%)	255 (61.3)	88 (64.2)	87 (62.1)	472 (85.0)	233 (84.4)	240 (86.6)
BMI, kg/m^2	29.7 (6.8)	28.5 (6.3)	28.2 (6.5)	30.2 (6.8)	30.1 (6.5)	30.4 (7.2)
Psoriasis duration, median (range) years[a]	13.6 (0.6–62.4)	14.0 (0.6–71.3)	12.5 (0.6–59.3)	15.1 (0.5–69.2)	16.5 (0.6–60.5)	15.1 (0.6–65.9)
PASI score	19.7 (7.5)	20.5 (9.0)	20.3 (7.4)	21.3 (9.3)	21.4 (8.6)	21.1 (8.5)
sPGA score						
3 (moderate), n (%)	329 (79.1)	116 (84.7)	112 (80.0)	473 (85.2)	237 (85.9)	228 (82.3)
4 (severe), n (%)	85 (20.4)	21 (15.3)	28 (20.0)	80 (14.4)	39 (14.1)	48 (17.3)
BSA, %	24.0 (14.0)	25.8 (15.9)	24.2 (14.4)	27.9 (17.8)	27.8 (16.5)	27.0 (16.3)
DLQI score[b]	12.7 (7.2)	11.1 (6.5)	12.2 (7.3)	11.6 (7.2)	11.5 (6.7)	12.2 (7.4)
Bio-experienced, n (%)	141 (33.9)	40 (29.2)	45 (32.1)	155 (27.9)	80 (29.0)	83 (30.0)

Data are mean (SD) unless otherwise stated. [a]Data missing for one patient receiving zasocitinib (LATITUDE-PsO-3002). [b]Data missing for three patients receiving zasocitinib and one receiving apremilast (LATITUDE-PsO-3001), and for three patients receiving zasocitinib, one patient receiving apremilast, and four patients receiving placebo (LATITUDE-PsO-3002).
BMI, body mass index; BSA, body surface area; DLQI, Dermatology Life Quality Index; PASI, Psoriasis Area and Severity Index; SD, standard deviation; sPGA, static Physician's Global Assessment.

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35 Zasocitinib met the co-primary endpoints in both studies (sPGA 0/1 and PASI 75 versus placebo at Week 16) aWith a ≥ 2-point decrease from baseline. Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. sPGA 0/1a LATITUDE-PsO-3001 sPGA 0/1a LATITUDE-PsO-3002

36 Zasocitinib met the co-primary endpoints in both studies (sPGA 0/1 and PASI 75 versus placebo at Week 16) aWith a ≥ 2-point decrease from baseline. Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. PASI 75 LATITUDE-PsO-3001 PASI 75 LATITUDE-PsO-3002 sPGA 0/1a LATITUDE-PsO-3001 sPGA 0/1a LATITUDE-PsO-3002

37 Zasocitinib led to greater proportions of patients achieving PASI 90 than apremilast or placebo as early as Week 4 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CfB, change from baseline; CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. PASI 90 LATITUDE-PsO-3001 PASI 90 LATITUDE-PsO-3002

38 Zasocitinib led to greater proportions of patients achieving PASI 90 than apremilast or placebo as early as Week 4 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CfB, change from baseline; CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. Baseline Week 16 PASI: 15.8 sPGA: 3 PASI: 0.7 (CfB 95.6%) sPGA: 0 PASI 90 LATITUDE-PsO-3001 PASI 90 LATITUDE-PsO-3002

39 Zasocitinib led to greater proportions of patients achieving clear skin versus apremilast or placebo as early as Week 8 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. sPGA 0 LATITUDE-PsO-3001 sPGA 0 LATITUDE-PsO-3002 PASI 100 LATITUDE-PsO-3001 PASI 100 LATITUDE-PsO-3002

40 Zasocitinib led to greater proportions of patients achieving clear skin versus apremilast or placebo as early as Week 8 Number of patients based on the full analysis set with non-responder imputation. LATITUDE-PsO-3001: zasocitinib (n = 416), apremilast (n = 137), placebo (n = 140). LATITUDE-PsO-3002: zasocitinib (n = 555), apremilast (n = 276), placebo (n = 277). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. Baseline PASI: 31.3 sPGA: 3 PASI: 0 sPGA: 0 Week 16 PASI 100 LATITUDE-PsO-3001 PASI 100 LATITUDE-PsO-3002

41 Zasocitinib demonstrated superior improvement in DLQI versus apremilast or placebo as early as Week 4 aBased on evaluable patients defined as a subset of full analysis set with a baseline DLQI score ≥2 (with nonresponder imputation). Number of evaluable patients for LATITUDE-PsO-3001:zasocitinib (n = 406), apremilast (n = 133), placebo (n = 133). Number of evaluable patients for LATITUDE-PsO-3002: zasocitinib (n = 525), apremilast (n = 263), placebo (n = 260). P values for comparison versus apremilast (in blue) and versus placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001. CI, confidence interval; DLQI, Dermatology Life Quality Index. DLQI 0/1a LATITUDE-PsO-3001 DLQI 0/1a LATITUDE-PsO-3002

Zasocitinib was well tolerated with no new safety signals identified through Week 24

	Day 0 to Week 16						Day 0 to Week 24			
	Zasocitinib (n = 970)		Apremilast (n = 412)		Placebo (n = 417)		Zasocitinib (n = 970)		Apremilast (n = 412)	
TEAEs from LATITUDE-PsO-3001 and 3002[a]	n	%[b] (95% CI)[c]	n	%[b] (95% CI)[c]	n	%[b] (95% CI)[c]	n	%[b] (95% CI)[c]	n	%[b] (95% CI)[c]
Any TEAE	605	**62.1** (59.0–65.1)	207	**50.5** (45.7–55.4)	196	**46.9** (42.0–51.7)	674	**69.3** (66.4–72.2)	232	**56.5** (51.7–61.4)
Leading to discontinuation	31	**3.2** (2.1–4.3)	11	**2.6** (1.1–4.2)	3	**< 1** (0.0–1.6)	36	**3.7** (2.5–4.9)	13	**1.3** (1.4–4.7)
SAE	29	**3.0** (1.9–4.1)	6	**1.5** (0.3–2.7)	2	**< 1** (0.1–1.7)	35	**3.6** (2.4–4.8)	7	**1.7** (0.5–3.0)
Death	1[d]	**< 1** (0.0–0.6)[d]	0	**0** (0.0–0.9)	0	**0** (0.0–0.9)	1[d]	**< 1** (0.0–0.6)[d]	0	**0** (0.0–0.9)
Most frequent TEAE (≥ 5%)[e]										
URTI	100	**10.1** (8.2–12.0)	24	**6.0** (3.7–8.3)	13	**3.2** (1.5–4.8)	123	**12.5** (10.4–14.6)	29	**7.4** (4.8–10.0)
Acne	62	**6.5** (5.0–8.1)	3	**< 1** (0.0–1.7)	1	**< 1** (0.0–1.3)	70	**7.3** (5.6–8.9)	3	**< 1** (0.0–1.7)
Nasopharyngitis	60	**6.2** (4.7–7.7)	23	**5.4** (3.2–7.5)	20	**4.7** (2.7–6.6)	80	**8.3** (6.5–10.0)	34	**7.9** (5.4–10.5)
Diarrhea	30	**3.1** (2.0–4.2)	33	**8.2** (5.5–10.9)	8	**1.8** (0.6–3.1)	36	**3.7** (2.5–4.9)	33	**8.2** (5.5–10.9)
Headache	27	**2.8** (1.8–3.9)	26	**6.3** (4.0–8.7)	8	**1.9** (0.6–3.2)	32	**3.3** (2.2–4.5)	28	**6.8** (4.4–9.3)
Nausea	20	**2.1** (1.2–3.0)	23	**5.5** (3.3–7.8)	5	**1.2** (0.1–2.2)	23	**2.4** (1.4–3.4)	24	**5.8** (3.5–8.1)

- Most TEAEs were **mild** or **moderate**
- **Laboratory parameters (e.g. lymphocytes, liver enzymes, lipids) demonstrated no clinically meaningful trends over time in both studies**

TEAEs were coded using MedDRA v28.1.
[a]Events starting while on initial treatment are included. [b]Sample size adjusted incidence proportion x 100. [c]95% Wald CI unless 0 events occur in either trial, in which case a 95% exact binomial CI is used. [d]Death occurred 1 day after first dose date (unrelated to treatment). [e]Most frequently reported adverse events occurring in ≥ 5% of patients in any treatment group, based on individual preferred term. CI, confidence interval; MedDRA, Medical Dictionary for Regulatory Activities; SAE, serious adverse event; TEAE, treatment-emergent adverse event; URTI, upper respiratory tract infection.

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43 More than 90% of patients continuing zasocitinib at Week 40 maintained sPGA 0/1, PASI 75 and PASI 90 through Week 60 sPGA 0/1 PASI 75 Evaluable patients based on the full analysis set for randomized withdrawal with nonresponder imputation. Number of patients for sPGA 0/1: zasocitinib–zasocitinib (n = 255), zasocitinib–placebo (n = 126). Number of patients for PASI 75: zasocitinib–zasocitinib (n = 273), zasocitinib–placebo (n = 134). Number of patients for PASI 90: zasocitinib–zasocitinib (n = 238), zasocitinib–placebo (n = 122) . P values for comparison versus zasocitinib–placebo (in gray) based on a stratified Cochran–Mantel–Haenszel test: ***p < 0.001; ***† nominal p <0.001. PASI, Psoriasis Area and Severity Index; sPGA, static Physician’s Global Assessment. LATITUDE-PsO-3002 randomized withdrawal Most (59%, 69% and 52%) patients re-randomized from zasocitinib to placebo at Week 40 maintained sPGA 0/1, PASI 75, and PASI 90, respectively, for an additional ~5 months PASI 90

44 Conclusions Once-daily oral zasocitinib demonstrated rapid reproducible and durable skin clearance, and a consistent safety and laboratory parameter profile, across two pivotal phase 3 trials • Clear skin was achieved by ~one-third of zasocitinib-treated patients by Week 16 • More than 90% of patients continuing zasocitinib at Week 40 maintained sPGA 0/1, PASI 75 and PASI 90 through Week 60 • Zasocitinib demonstrated superior improvement in QoL versus placebo or apremilast • Zasocitinib was generally well tolerated with no new safety signals identified Zasocitinib efficacy and safety will be further evaluated in patients with moderate- to-severe plaque psoriasis in a 3-year long-term extension study (NCT06550076) and an ongoing head-to-head trial versus deucravacitinib (NCT06973291) PASI, Psoriasis Area and Severity Index; QoL, quality of life; sPGA, static Physician’s Global Assessment.

45 Acknowledgments We would like to acknowledge and thank all study sites and patients for their participation in this study This study was funded by Takeda Development Center Americas, Inc. Medical writing assistance was provided by Tina Borg, PhD, of Oxford PharmaGenesis, UK, under the direction of the authors, and was funded by Takeda Development Center Americas, Inc. Zasocitinib-related presentations at AAD 2026 Oral presentation slides: LATITUDE-PsO-3001 and 3002 phase 3 topline results ePoster: Phase 2b study early onset of response correlated to biomarkers